FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, OR 97070

April 28, 2010

Ms. Claire Erlanger
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    FLIR Systems, Inc
          Form 10-K for the year ended December 31, 2009
          Filed February 26, 2010
          File No. 000-21918

Dear Ms. Erlanger:

This responds to your letter dated March 30, 2010 regarding the above referenced report and schedule. Set forth below are the Company's responses to the comments contained in your letter. We have included each of your comments immediately preceding our response thereto.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations, page 27.
  We note that you discuss the changes in revenues for each reporting segment. Please revise future filings to discuss and analyze all results of operations by the operating segments disclosed in note 17 to the financial statements. For example, please discuss and analyze cost of goods sold and gross profit separately for each segment. Because gross profit is impacted by both revenues and cost of goods sold, we believe a separate discussion of each line item is appropriate.

  Company Response:

  Item 303(a) of Regulation S-K provides with respect to segment disclosure in particular "[w]here in the registrant's judgment a discussion of segment information or of other subdivisions of the registrant's business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole." The most significant changes in the results of operations for our operating segments have been related to changes in revenues and, accordingly, the majority of our segment-related discussions in our Management's Discussion and Analysis of Financial Condition ("MD&A") have addressed changes in revenues. While we do not believe we are required to and have chosen not to separately discuss cost of goods sold, gross profit and operating expenses by operating segment, we currently intend in future filings to expand our discussions in MD&A to address earnings from operations on a segment basis and discuss year-over-year fluctuations in those segment results.

  Liquidity and Capital Resources, page 29.

  In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

  Company Response:

  In future filings we will expand our liquidity discussion to cover the three-year period covered by the financial statements.

  Note 1. Nature of Business and Significant Accounting Policies - Revenue Recognition, page 38.
  We note from the disclosures in the earlier sections of your filing that you periodically accept government funded design and development contracts. Please explain to us, and disclose in future filings, how you recognize revenue on these types of contracts.

  Company Response:

  Revenue on funded design and development contracts is recognized primarily based upon the terms of the respective contracts. For example, we have some contracts that are on a cost plus basis where we recognize revenue based upon percentage of completion under ASC 605-35. However, the amount of revenue that we have had under such contracts has not been material (approximately $8.8 million in 2009) to warrant separate disclosure of the related policies for these contracts.

  Note 2. Accounting for Convertible Debt, page 46.
  We note your disclosure that the value of the liability at the time of issuance of the convertible notes was $174.4 million and the value of the equity component was $35.6 million. Please explain to us the method used to determine the fair value of the liability component at the time of issuance. Include in your response how you estimated that the nonconvertible borrowing rate for debt with a seven year maturity was 6.0 percent. Also, in light of the fact that the equity component decreased from $222 million at December 31, 2008 to $(119,724) at December 31, 2009, please tell us how this decrease was calculated and tell us where the reduction is included in the statement of stockholders' equity. Additionally, the transition guidance in FASB ASC 470-20-65-1 requires the cumulative effect of the change in accounting principle on periods prior to those presented to be recognized as of the beginning of the first period presented. An offsetting adjustment shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets) for that period, presented separately. Please advise as to why you do not appear to have presented the cumulative effect of this change, or alternatively, revise your financial statements accordingly.

  Company Response:

  The fair value of the liability component was determined using an estimated nonconvertible interest rate of 6.0 percent at the time of issuance and using an expected life of seven years, corresponding to the time that the notes are first redeemable. The 6.0 percent interest rate estimate was determined using several factors, including conversations with the bank involved in the note issuance and reviewing debt market information that had been created in 2003 in conjunction with the evaluation of a convertible note program. Based upon our analysis, we determined that 6.0 percent was a reasonable estimate for nonconvertible debt with a seven year maturity that FLIR would have been able to secure in 2003.

  The decrease in the equity component of $120 million ($222,000 at December 31, 2008 to a negative $119,724,000) during the year ended December 31, 2009 represents the difference between the market value of the stock issued at conversion and the market value of the notes converted during 2009. In our Consolidated Statement of Shareholders' Equity on page 36 of our Form 10-K, there is a line item "Conversion of convertible debt" with an amount of $128,427,000. That amount represents the total net impact on equity for the conversions of the notes in 2009, including the fair value of stock issued at conversions and the decrease in the equity component of the notes.

  The cumulative effect on retained earnings and equity for the accounting change was presented in Note 2 (page 48) to the financial statements and the Consolidated Statement of Shareholders' Equity included a caption of "As adjusted" for each component that was impacted by the accounting change.

  Note 8. Intangible Assets
  We note from the disclosure included in Note 8 that the Company recognized $17,134 of identifiable intangibles in connection with its 2009 acquisition transactions. Please tell us and revise the notes to your financial statements in future filings to disclose the nature and amounts of the intangible assets recognized in these acquisitions along with the weighted average amortization period over which they are being amortized to expense. Refer to the guidance outlined in paragraph 50-1 of ASC 350-30-50.

  Company Response:

  Per review of paragraph 15-3 of ASC 350-10-15, the guidance in the Intangibles - Goodwill and Other Topic does not appear to apply to the accounting for intangibles and goodwill acquired in a business combination. In preparing our Form 10-K, we referred to the guidance under ASC 805 and SEC Rule S-X 3-05. Under this related guidance, we concluded that the intangible assets acquired in our business combinations in 2009, individually and collectively, were not material to our balance sheet and, therefore, we did not separately disclose the details of those assets.

  Note 11. Long-Term Debt, page 53
  We note your disclosure that you recognized a gain of $2.2 million from the extinguishment of the notes and the gain and the $2.0 million expense associated with the cash inducement are reported in other income, net in the consolidated Statements of Income. Please tell us how you calculated the $2.2 million gain on extinguishment of the notes and explain to us why you believe gain recognition is appropriate.

  Company Response:

  The gain was calculated in accordance with paragraph 20 of ASC 470-20-40. For each conversion, we determined the fair value of the liability component of the convertible notes immediately before extinguishment and the difference between that amount and the sum of the net carrying value of the liability component and the related unamortized issuance costs resulted in a gain of $2.2 million, collectively.

  Quarterly Financial Data (Unaudited), page 66
  Please revise future filings to disclose the nature of any unusual or infrequent events that occurred in any of the quarters during the two fiscal years presented (such as the acquisition of Cedip Infrared Systems in 2008) and its effects on the results of operations. See Item 302(A)(3) of Regulation S-K.

Company Response:

We acknowledge the requirements for providing supplementary quarterly financial information including any unusual or infrequent events and their effects on the results of operations. In our opinion, we did not have any such events that had a material impact on any of the quarters for the two fiscal years reported in our Form 10-K for 2009, including the impact on operating results from the acquisition of Cedip Infrared Systems in 2008. We will, however, continue to evaluate such events in future filings and disclose as appropriate.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FLIR Systems, Inc.

By:_/s/ Stephen M. Bailey______________________
Stephen M. Bailey
Senior Vice President, Finance and Chief Financial Officer